DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20100004

March 16, 2010

Erik T. Hoover
Senior Counsel
E. I. du Pont de Nemours and Company
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898

Re: E. I. du Pont de Nemours and Company
Incoming letter dated March 10, 2010

Dear Mr. Hoover:

This is in response to your letter dated March 10, 2010 concerning the shareholder proposal submitted to DuPont by William Steiner. On February 16, 2010, we issued our response expressing our informal view that DuPont could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

DUPONT®

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 355-1958

March 10, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2010 ANNUAL MEETING
PROPOSAL BY WILLIAM STEINER

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or "Company"), in response to a letter dated February 16, 2010 (received February 25, 2010) from the Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") in which the Staff was unable to concur with DuPont's view that, for the reasons stated in its request for no-action relief dated December 23, 2009 ("No-Action Request"), the shareholder proposal ("Proposal") submitted by William Steiner ("Proponent") may properly be omitted from DuPont's 2010 Annual Meeting Proxy Statement ("Proxy"). DuPont intends to file the Proxy with the Commission on or about March 19, 2010.

We respectfully request that the Staff reconsider the position taken in its letter dated February 16, 2010. This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent's qualified representative (as designated in the cover letter to the Proposal).

The Company notes the Staff's explanation for the position taken in its letter from February 16—the supporting statement of the Proposal ("Supporting Statement"), unlike those in *The Ryland Group, Inc.* (February 7, 2008) and the *Jefferies Group, Inc.* (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. With that, we agree. However, the Proposal's resolution paragraph specifically requests a single advisory vote on: (i) the Compensation Committee Report, which is a corporate governance process disclosure that relates to the review, discussions and recommendations regarding the Compensation Discussion and

Analysis; and (ii) the executive compensation policies and practices set forth in the Compensation Discussion and Analysis ("CD&A"), which is a substantive executive compensation disclosure.

In fact, the Supporting Statement provides no clarity on the underlying intent of the Proposal. It begins with a discussion of the say-on-pay experience in 2009, in which the Proponent claims say-on-pay votes "averaged more than 46% in favor" and that "[m]ore than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform." The Supporting Statement also claims that "[t]his proposal topic won more than 46%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions."

These excerpts from the Supporting Statement misleadingly imply that the intent of the Proposal is to provide for an advisory vote on the *actual* compensation paid to named executive officers ("NEOs") for 2009. First, we believe that almost all of the 2009 say-on-pay proposals to which the Supporting Statement refers requested an advisory vote on the actual compensation paid to the NEOs. Second, the say-on-pay proposal that was included in the Company's proxy statement for each of the previous two years requested an advisory vote on the Summary Compensation Table ("SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the CD&A). However, the Proposal does not request an advisory vote on the actual compensation paid to the NEOs in 2009.

In contrast, the second and third paragraphs of the Supporting Statement imply that the Proposal is intended to address compensation practices, not the actual compensation paid to NEOs during 2009. While this may be consistent with second part of the Proposal's resolution (an advisory vote on the executive compensation policies and practices set forth in the CD&A), it ignores the first part of that resolution—an advisory vote on the Compensation Committee Report.

The remaining paragraphs of the Supporting Statement focus on the Company's "corporate governance status." It is unclear what, if anything, these paragraphs imply about the intent of the Proposal, although the first part of the resolution focuses on the Compensation Committee Report, which is a corporate governance process disclosure.

Because the Supporting Statement provides no clarity with respect to the Proposal's underlying intent, we are left only with the resolution on its face, which requests a single advisory vote on the Compensation Committee Report, which is a corporate governance process disclosure, and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis, which is a substantive executive compensation disclosure—two very different subject matters, a distinction on which the Staff elaborated in *Sara Lee Corporation* (Sep. 11, 2006):

> [t]he proposal's stated intent was to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new

Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

We recognize that the Staff considers "the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and [its] prior no-action responses apply to the specific proposal and company at issue." *Staff Legal Bulletin 14* (July 13, 2001). We also recognize that the Staff may determine that one company can exclude a proposal while another company cannot exclude a proposal that addresses the same or similar subject matter. *Staff Legal Bulletin 14* (July 13, 2001).

But where two proposals are identically vague, indefinite and misleading, and the supporting statements both fail to clarify the intent underlying the proposal, each proposal should be given equal treatment. Otherwise, the precedential value of the Staff's no-action responses is eviscerated.

We note that Proponent responded to the No-Action Request by citing the position taken by the Staff in response to a request for no-action relief submitted by General Electric Company involving a virtually identical proposal. We note further that the proponent in the General Electric matter urged the Staff to "review the resolution before General Electric with fresh eyes" in light of "a new context for the advisory vote discussion." To the extent the position taken by the Staff in its February 16, 2010 letter rests all, or in part, on a similar foundation, we are unaware that the Staff has ever considered social or political issues in its analysis under Rule 14a-8(i)(3). The Staff has made clear that it has no interest in the merits of a particular proposal and instead focuses solely on the arguments presented by the parties and the application of its prior no-action responses to similar proposals. *Staff Legal Bulletin 14* (July 13, 2001).

In addition, a proposal that is otherwise excludable from a company's proxy statement under Rule 14a-8(i)(3) because it is impermissibly vague, indefinite and misleading cannot be deemed includable simply because it involves a significant social policy issue. Those issues are relevant only to Rule 14a-8(i)(7), which relates to ordinary business matters. We can understand why, for example, a proposal relative to CEO planning might be excludable in year one, but not in year two. Significant social policies evolve over time and, in some cases, are explicitly recognized by the Staff through the publication of subsequent Staff Legal Bulletins. For example, Staff Legal Bulletin 14E addressed the application of Rule 14a-8(i)(7) to CEO succession planning proposals. But there is no room under Rule 14a-8(i)(3) to accommodate a changing political and/or social landscape. A proposal is vague, indefinite and misleading, or it is not. The current social or political climate is irrelevant to the inquiry.

For the foregoing reasons, DuPont respectfully requests that the Staff reconsider the position taken in its February 16, 2010 letter in which it was unable to concur with

DuPont's view that the Proposal could be properly excluded from its Proxy under Rules 14a-8(i)(3).

If the Staff finds that there is no basis to reconsider its position, we respectfully request that it refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it is one of "substantial importance" and involves issues that are "novel or highly complex."

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, at (302) 774-5303.

Very Truly Yours,

Erik T. Hoover
Senior Counsel

ETH
Hoover, Erik/Proxy STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
John Chevedden

FISMA & OMB Memorandum M-07-16